Exhibit 99.2

WNS (HOLDINGS) LIMITED

NOTICE OF ANNUAL GENERAL MEETING

To be held on September 24, 2020

To our Shareholders:

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Annual General Meeting”) of the shareholders of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company”), will be held at Malta House, 36-38 Piccadilly, London,WIJ ODP on Thursday, September 24, 2020 at 11:00 a.m. G.M.T for the purpose of considering the following business, as more fully described in the Proxy Statement accompanying this notice, and if thought fit, adopting the following resolutions:

ORDINARY BUSINESS

The following resolutions will be proposed as ordinary resolutions:

Resolution 1 (Adoption of audited annual accounts)

THAT the audited accounts of the Company for the financial year ended March 31, 2020, including the report of the auditors, be and hereby are adopted.

Resolution 2 (Re-appointment of auditors)

THAT Grant Thornton India LLP be and hereby is re-appointed as the Company’s independent auditors until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2021.

Resolution 3 (Approval of auditors’ remuneration)

THAT:

(a)	a sum of US$595,000 (excluding taxes and out of pocket expenses); and

(b)

a further sum in an amount to be determined by the Board of Directors or a committee thereof, provided that such amount will be reported in the Company’s audited financial statements for the year ending March 31, 2021, be and hereby is approved as remuneration being available for the payment of audit fees to Grant Thornton India LLP as the Company’s independent auditors for their audit services to be rendered in respect of the Company’s financial statements for the financial year ending March 31, 2021 and that the Board of Directors or a committee thereof is authorized to determine the remuneration payable from time to time to the auditors during this period in accordance with this approval.

Resolution 4 (Re-election of Class II Director)

THAT Mr. Michael Menezes be and hereby is re-elected to hold office as a Class II Director from the date of the Annual General Meeting.

Resolution 5 (Re-election of Class II Director)

THAT Mr. Keith Haviland be and hereby is re-elected to hold office as a Class II Director from the date of the Annual General Meeting.

Resolution 6 (Re-election of Class II Director)

THAT Mr. Keshav R. Murugesh be and hereby is re-elected to hold office as a Class II Director from the date of the Annual General Meeting.

SPECIAL BUSINESS

The following resolutions will be proposed as ordinary resolutions:

Resolution 7 (Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2021)

THAT:

(a)

an aggregate sum of US$6 (six) million be and hereby is approved as being available for the payment of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to making of awards of options and restricted share units referred to in (b) below) to the Directors of the Company, to be applied, as the Directors may decide in their discretion, for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2021 in accordance with the Company’s compensation objectives and assessment process set out in the section “Compensation Discussion and Analysis” as disclosed in the accompanying Proxy Statement; and

(b)

as a further part of the Directors’ remuneration, the making of awards of options and restricted share units (“Awards”) under the 2016 Incentive Award Plan (as may be amended and restated pursuant to and in accordance with the terms thereof) (the “2016 Incentive Award Plan”) to Directors by the Board of Directors or a Committee thereof, in its discretion, for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2021 be and hereby is approved, provided that the maximum aggregate number of ordinary shares with a par value of ten pence per share in the capital of the Company (“Ordinary Shares”)/American Depositary Shares, each representing one Ordinary Share (“ADSs”), that may be issued or transferred pursuant to any Awards made or to be made to the Directors is limited to the maximum number of Ordinary Shares/ADSs available for such purpose under the 2016 Incentive Award Plan.

Resolution 8 (Increase in the Ordinary Shares/ ADSs available for grant under the 2016 Incentive Award Plan by 2.2 million Ordinary Shares/ADSs (representing 4.4% of the total outstanding share capital as on June 30, 2020) and adoption of the Company’s Second Amended and Restated 2016 Incentive Award Plan to reflect such increase)

THAT, the increase in the Ordinary Shares/ADSs available for grant under the 2016 Incentive Award Plan by 2.2 million Ordinary Shares/ADSs and the Company’s Second Amended and Restated 2016 Incentive Award Plan, substantially in the form set out in Appendix B to the accompanying Proxy Statement, to reflect such increase be approved and adopted.

The following resolution will be proposed as a special resolution:

Resolution 9 (To authorize the purchase of ADSs effective from April 1, 2021 (“the Effective Date”) and up to (and excluding) the date of the third anniversary of the Effective Date, subject to a minimum and maximum price and an aggregate limit on the ADSs to be purchased)

“THAT the Company be and is hereby generally and unconditionally authorized:

a)	pursuant to Article 57 of the Companies (Jersey) Law 1991, to make market purchases of ADSs, provided that:

i)	the maximum number of ADSs hereby authorized to be purchased under this authority is 3.3 million;

ii)	the minimum price, exclusive of any expenses, which may be paid for an ADS shall be US$10;

iii)	the maximum price, exclusive of any expenses, which may be paid for an ADS shall be US$110;

b)	the authority hereby conferred shall be effective from April 1, 2021 (“the Effective Date”) and up to (and excluding) the date of the third anniversary of the Effective Date. And

c)

pursuant to Article 58A of the Companies (Jersey) Law 1991, to hold as treasury shares any Ordinary Shares represented by ADSs purchased under the authority conferred by paragraph (a) of this resolution.”

DATED: August 21, 2020	Registered Office:
22 Grenville Street,
BY ORDER OF THE BOARD OF DIRECTORS	St Helier,
Jersey JE4 8PX,
Channel Islands

Mourant Secretaries (Jersey) Limited Company Secretary

NOTES:

1.

The Board of Directors has fixed the close of business on August 20, 2020 as the record date for determining those persons whose names appear on our Register of Members as holders of our Ordinary Shares (collectively, our “Shareholders”) who will be entitled to notice of and to vote at the Annual General Meeting, the accompanying Form of Proxy, Proxy Statement and the notice of availability of the Company’s annual report on Form 20-F for the financial year ended March 31, 2020 (the “Annual Report”).

2.

Important notice Re COVID 19: As a result of the ongoing COVID-19 (Coronavirus) outbreak and in particular the imposition of mandatory measures by the UK and Jersey Government related to social distancing and the prohibition of indoor public gatherings, the Annual General Meeting will be run as a closed meeting and the Company Shareholders will not be able to attend in person. The Annual General Meeting will be convened with the minimum quorum necessary to conduct the business of the meeting and the attendance of those Shareholders will be facilitated by the Company. The Shareholders can join the meeting virtually, to access the call in “listen-only” mode, please join via internet through http://ir.wns.com/ or via call through US dial-in+ 1 (833) 425-0389 or international dial-in +1 (918) 398-4589; participant passcode 7581805. Please note that Shareholders attending the meeting virtually will not be able to vote on the resolutions proposed at the meeting or ask questions and will not be considered as attending the meeting for the purposes of Jersey law or the Company’s articles of association.

3.

The Company would like to ensure that Shareholders are able to exercise their right to vote notwithstanding the restrictions. A Shareholder authorized to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend the Annual General Meeting and to vote on his/her behalf. A Shareholder who wishes to vote shall appoint the Chairman of the Annual General Meeting as his/her proxy, as any other proxy will not be permitted to attend the Annual General Meeting. A Form of Proxy, which should be completed in accordance with the instructions printed thereon, is enclosed with this document.

4.

To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited) not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote.

5.

A proxy may be revoked by: (i) giving the Company notice in writing deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new Form of Proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote);

6.

If the Annual General Meeting is adjourned for lack of a quorum, the adjourned meeting will be held at 11:00 a.m. G.M.T on October 1, 2020 at Malta House, 36-38 Piccadilly, London,WIJ ODP. Under the Company’s Articles of Association, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy and holding Ordinary Shares conferring not less than one-third of the total voting rights of all the Shareholders entitled to vote at the meeting.

7.

A copy of the Annual Report is available for inspection at the Company’s registered office. In addition, Shareholders will be provided with a copy of the Annual Report, free of charge, upon request by contacting the Company Secretary, Mourant Secretaries (Jersey) Limited, of 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (MourantGSWNS@mourant.com attention: Michael Lynam telephone: +44 1534 676000) or gopi.krishnan@wns.com, attention: Gopi Krishnan. Shareholders may also access a copy of the Annual Report on the Company’s website at www.wns.com.

8.	Explanatory notes to the resolutions to be proposed at the Annual General Meeting are contained in the Proxy Statement which accompanies this Notice of Annual General Meeting.